BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
12540 BROADWELL ROAD, SUITE 1203
MILTON, GA 30004
January 12, 2015

Jay Ingram
Legal Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brooklyn Cheesecake & Desserts Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 9, 2014
File No. 1-13984

Dear Mr. Ingram:

By letter dated December 29, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Brooklyn Cheesecake & Desserts Company, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the company’s Preliminary Proxy Statement on Schedule 14A filed on December 9, 2014. We are in receipt of your letter and hereby request a 10-business day extension until January 26, 2015 to file our response.

Very Truly Yours,

/s/ Jeffrey S. Cosman
Jeffrey S. Cosman

Chief Executive Officer and Director